Catasys, Inc.

11601 Wilshire Boulevard, Suite 1100,

Los Angeles, California 90025

March 29, 2019

Mr. Ronald E. Alper Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Catasys, Inc. Registration Statement on Form S-3 Filed March 22, 2019 File No. 333-230475

Dear Mr. Alper:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on April 1, 2019 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours

CATASYS, INC.

By:	/s/ Christopher Shirley
Name: Christopher Shirley
Title: Chief Financial Officer